03 JAN 30 AM 7:21

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

03003554

27th January 2003

SUPPL

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

- Return of allotments form 88(2)

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1446.

Yours faithfully

Judith George
Assistant Company Secretary

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

f:\users\companysecretarial\cherylb\securities\030127_88(2).doc

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	12	2002	31	12	2002

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	16811		
Nominal value of each share	5 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	38.17P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TAYLOR NELSON SOFRES QUEST TRUSTEES Address 'THE TRUSTEE', C/O WESTGATE, LONDON UK Postcode W5 1UA	Class of shares allotted ORDINARY	Number allotted 16,811
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Assistant Company Secretary

Signed [signature] Date 13 JAN 03

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

J. George, TNS plc	
Westgate, London	
W5 1UA	Tel
DX number	DX exchange

03 JAN 30 AM 7:21

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

27th January 2003

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

- Notification of Major Interests in Shares

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1446.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

f:\users\companysecretarial\cherylb\securities\030127 lse.doc

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add
Taylor Nelson Sofres PLC	Holding(s) in Company		15:13 20 Jan 03	

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc	Name of shareholder having a major interest FIDELITY INVESTMENTS
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 2. ABOVE	4. Name of the registered holder(s) and, if more than one holder, number of shares held by each of them STATE STREET NOMINEES, 395,111 CHASE NOMINEES 5,381,089 CHASE NOMINEES 2,642,721 CHASE MANHATTAN BANK LONDON 4,397,372 MELLON NOMINEES 297,500 BANK OF NEW YORK EUROPE 193,100 BT GLOBENET NOMINEES 36,200 MSS NOMINEES 75,000 BANKERS TRUST 578,300 CITIBANK 259,900 HSBC HCLIENT HOLDINGS NOMINEE 449,600 BANK OF NEW YORK LONDON 1,199,500 NORTHERN TRUST 193,500 DEUTSCHE BANK 58,000 BANKERS TRUST 146,660 NORRTRUST NOMINEES LTD 427,500 STATE STREET NOMINEES 763,500 RBS TRUST BANK 513,285 MORGAN STANLEY 285,171 NORTHERN TRUST 3,548,379 CITIBANK 31,500 STATE STREET BANK & TRUST 1,624,298 MELLON TRUST 83,900 BANK OF NEW YORK EUROPE 938,130 JP MORGAN 553,469 BANK OF NEW YORK, LONDON 5,002,516 CHASE NOMINEES 255,699 CHASE MANHATTAN BANK LONDON 883,697 BANK OF NEW YORK BRUSSELS 675,223

		DEUTCHE BANK 180,600 CITIBANK 86,000	
5. Number of shares/amount of stock acquired 4,409,387	**6.** Percentage of issued class 1.1%	**7.** Number of shares/amount of stock disposed N/A	**8.** Percentage of issued class N/A

9. Class of security ORDINARY SHARES, 5 PENCE EACH	**10.** Date of transaction 17/1/03	**11.** Date company informed 17/1/03
12. Total holding following this notification **32,156,420**	**13.** Total percentage holding of issued class following this notifica 8.2%	

14. Any additional information N/A	**15.** Name of contact and telephone number for queries JUDITH GEORGE, ASSISTANT COMPANY SECRETARY 020 897 4655 OR 07734 044320
16. Name and signature of authorised company official Responsible for making this notification **IAN PORTAL, GROUP COMPANY SECRETARY, 020 8967 2196 OR 07736613847** Date of notification 20 JANUARY 2003	

END

status list

03 JAN 30 AM 7:21

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

27 January 2003

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

- Annual Return Form 363

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1446.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

f:\users\companysecretarial\cherylb\securities\020127_let.doc

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

Registered in England No. 912624

Companies House
— for the record —

Company Name
METRA SOFRES LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
1747750

Information extracted from Companies House records on
6th January 2003

Section 1: Company details

Ref: 1747750/03/10

	Current details	Amended details
Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Taylor Nelson Sofres Plc West Gate London W5 1UA**	Address UK Postcode
Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Taylor Nelson Sofres Plc West Gate London W5 1UA**	Address UK Postcode
Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Taylor Nelson Sofres Plc West Gate London W5 1UA**	Address UK Postcode
Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7414** **Business & management consultancy**	**SIC CODE** **Description**

Section 2: Details of Officers of the Company

	Current details	Amended details
Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *'articulars of a new Director ıust be notified on form '88.*	**Name** **Claude BENAZETH** **Address** **92 Rue De Bagneux** **92120 Montrouge** **Paris** **France** **Date of birth** **25/11/1942** **Nationality** **French** **Occupation** **Company Director**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Claude BENAZETH ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 1747750

Section 3: Share Capital

	Current details	Amended details
Issued Share Capital *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary Shares	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 200,000	Number of shares issued
	Aggregate Nominal Value of issued shares £200,000.00	Aggregate Nominal Value of issued shares
Total shares issued and value *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 200,000	Total number of shares issued
	Total Nominal value of shares issued £200,000.00	Total Nominal value of shares issued

At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.

ɔmpany Number - 1747750

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

ɔurrent details	Amended details	Shares transferred
Shareholder Name **SOFRES SA**	Name ______	
Address **16118 Rue Barbers** **92129 Montrogue Cedex** **Paris** **France**	Address ______ ______ ______ UK Postcode ____ ___	**Shares transferred by** **SOFRES SA**
Shares held *Class* *Number* **Ordinary Shares 200000**	**Shares held** *Class* ______ *Number* ______ ______ ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____ ______ ______ __/__/____

Company Number - 1747750

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address JK Postcode			
Name ddress K Postcode			
ame idress Postcode			
me dress Postcode			

ompany Number - 1747750

Companies House — for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~/ Secretary)

Date 22/01/2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***31/12/2002***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st December 2003** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: JUDITH GEORGE

Telephone number *inc code*: 020 8967 4655

Address: C/O TNS PLC, WESTGATE, LONDON

DX number *if applicable*:

DX exchange:

Postcode: W5 1UA

Companies House
— for the record —

Company Name
FIELDCONTROL LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
944187
Information extracted from Companies House records on
6th January 2003

Section 1: Company details

Ref: 944187/03/10

	Current details	Amended details
Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Westgate** **London** **W5 1UA**	Address ____ ____ ____ UK Postcode
Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address ____ ____ ____ UK Postcode
Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address ____ ____ ____ UK Postcode
Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7413** **Market research, opinion polling**	**SIC CODE** **Description**

ompany Number - 944187

Section 2: Details of Officers of the Company

	Current details	Amended details
Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Ian John PORTAL ceased to be secretary (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *'articulars of a new Director ıust be notified on form 88.*	**Name** **Raj AFGHAN** **Address** **Flat 16 Pimento Court** **Olive Road** **South Ealing** **W5 4JQ** **Date of birth 18/05/1969** **Nationality British** **Occupation Lawyer**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ____ Occupation ____ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Raj AFGHAN ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Executive Chairman	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Antony Brian COWLING ceased to be director (if applicable) / /
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *'articulars of a new Director ıust be notified on form '88.*	**Name** Stephen Paul DUCAT **Address** 30 Victoria Mews Earlsfield London SW18 3PY **Date of birth** 09/03/1964 **Nationality** British **Occupation** Financial Accountant	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Stephen Paul DUCAT ceased to be director (if applicable) / /

ompany Number - 944187

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Michael Harry Colpoys HOPKINS **Address** 19 Lattimer Place Corney Reach London W4 2UD **Date of birth** 30/01/1934 **Nationality** British **Occupation** Communications Consultant	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Michael Harry Colpoys HOPKINS ceased to be director (if applicable) __ / __ / ____
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Francesca Caroline SIVERS **Address** 19 Latimer Place Corney Reach London W4 2UD **Date of birth** 21/10/1953 **Nationality** British **Occupation** Health Care Consultant	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Francesca Caroline SIVERS ceased to be director (if applicable) __ / __ / ____

Company Number - 944187

Section 2: Details of Officers of the Company (continued)

> **Director**
> *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*
>
> *Particulars of a new Director must be notified on form 288.*

Current details	Amended details
Name Jennifer STONE	Name ____________
	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
Address 19 Wimborne Gardens Ealing London W13 8BY	Address ____________ ____________ ____________
	UK Postcode _ _ _ _ _ _ _
Date of birth 12/04/1942	Date of birth _ _ / _ _ / _ _ _ _
Nationality British	Nationality ____________
Occupation Market Research	Occupation ____________
	Date of change _ _ / _ _ / _ _ _ _
	Date Jennifer STONE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Section 3: Share Capital

	Current details	Amended details
Issued Share Capital *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 100,000	Number of shares issued
	Aggregate Nominal Value of issued shares £100,000.00	Aggregate Nominal Value of issued shares
Total shares issued and value *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 100,000	Total number of shares issued
	Total Nominal value of shares issued £100,000.00	Total Nominal value of shares issued

At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.

Company Number - 944187

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
Shareholder Name Michael HOPKINS	Name ______	
Address 19 Latimer Place Corney Reach London W4 2UD	Address ______ ______ ______ UK Postcode	**Shares transferred by** Michael HOPKINS
Shares held *Class* Ordinary *Number* 30000	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____
Shareholder Name OPINION RESEARCH LTD	Name ______	
Address Holbrooke House 34-38 Hill Rise Richmond Surrey TW10 6UA	Address ______ ______ ______ UK Postcode	**Shares transferred by** OPINION RESEARCH LTD
Shares held *Class* Ordinary *Number* 70000	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

ompany Number - 944187

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address Postcode			

Company Number - 944187

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature ________ (~~Director~~ / Secretary)

Date 22/01/2003

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***31/12/2002***

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st December 2003** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: JUDITH GEORGE

Telephone number *inc code*: 020 8967 4655

Address: C/O TNS PLC, WESTGATE
LONDON

DX number *if applicable*: ______

DX exchange: ______

Postcode: W5 1UA